                                            Filed by: Interlogix, Inc. This
                                            communication is filed pursuant to
                                            Rule 425 under the Securities Act of
                                            1933, as amended.


                                            Subject Company: Interlogix, Inc.
                                            Commission File Number: 0-24900


THIS MEMO SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. WE URGE YOU TO READ THE PROSPECTUS WHICH GENERAL ELECTRIC COMPANY HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROSPECTUS WAS SENT ON OR ABOUT DECEMBER 28, 2001 TO STOCKHOLDERS OF INTERLOGIX, INC. YOU MAY OBTAIN A FREE COPY OF THE PROSPECTUS AND OTHER DOCUMENTS FILED BY GENERAL ELECTRIC COMPANY AND INTERLOGIX, INC., INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO THE PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM GENERAL ELECTRIC COMPANY AND INTERLOGIX, INC.


                                   *   *   *

                                            114 West 7th St., Suite 1300
                                            Austin, Texas 78701
[Interlogix Logo]                           Phone: (512) 381-2760
                                            Fax: (512) 381-1773


MEMORANDUM

TO:           All Interlogix Employees

FROM:         Kenneth L. Boyda

SUBJECT:      Update-General Electric

DATE:         January 17, 2002

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It has been a month since Interlogix and GE Industrial Systems (GEIS) jointly announced that Interlogix had signed an agreement by which our company would be acquired by General Electric, and I believe it timely to provide you with an update of activities.

As an initial step in the process of planning the integration of Interlogix into GE, we have established an Integration Planning Team with participants from both companies. The GE and Interlogix integration teams recently met for two days at Crotonville, GE's renowned learning center in Ossining, New York.

It was a very positive and productive session that helped us to better understand each others' businesses, get to know some of the key players, and assess how close or far apart we are on things like values, culture, and general ways of doing business. The GE people are experienced, talented, extremely professional and very excited about our technology and talent. We were pleased to see that we already share many of the same values, customer focus, and strong commitment to continued growth. We focused on developing plans in anticipation of the closing, still expected to be in the first quarter.

We recognize that there are a lot of questions about job security, benefits, and the new organization. While we don't have a lot of answers now, we are committed to keeping you informed of our progress and providing what answers we can when we can. What we need from you now is your patience and support for this tremendous opportunity. Please also keep in mind that until the transaction is final we need to be careful not to make any speculative comments to customers, suppliers, or the media.

As part of this process, we are setting up an online process for you to submit any questions or ideas and will be communicating this to you shortly.


Best regards,


/s/ Ken